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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2002

KONINKLIJKE KPN N.V.

Maanplein 5
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F /x/        Form 40-F / /

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes / /        No /x/

        If "Yes" is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

        This Report on Form 6-K contains a copy of the Quarterly report of KONINKLIJKE KPN N.V. (Second quarter of 2002) dated August 20, 2002 as well as a copy of the following press releases:

—
KPN writes down EUR 9 billion on mobile assets, dated August 20, 2002;

—
Press release correction, dated August 20, 2002;

—
KPN reviews its position in KPN Belgium, dated August 20, 2002;

—
Atos Origin takes over KPN Software House, dated August 19, 2002.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: 21 August 2002
KONINKLIJKE KPN N.V.
	By:	/s/ MICHIEL ROOVERS Michiel Roovers Legal Counsel

Quarterly report KPN
Second quarter of 2002

August 20, 2002

PROFILE

        KPN is the market leader in the major segments of the Dutch telecommunications market. Through E-Plus in Germany and BASE in Belgium, KPN participates in the mobile communications market in those countries. NTT DoCoMo has a 15% interest in KPN Mobile.

SAFE HARBOR

        Certain statements contained in this quarterly report constitute forward-looking statements. They include statements concerning future performance, financial condition and planning, competitive position, potential operational improvements, the effects of competition and future legislation. By their very nature, forward-looking statements involve risks, uncertainties and assumptions and the actual outcome of events may prove different. Factors which may cause future outcomes to differ from those foreseen in forward-looking statements include, but are not limited to, general economic conditions in countries in which we operate, customers acceptance of our products and services (which are often new to the market), increased competition, changes in legislation, the outcome of legal proceedings, the development of our investments, joint ventures and partnerships, and the state of information and communication technology in general. Readers are cautioned not to rely unduly on such forward-looking statements. For a more detailed discussion of such risks, we refer to our Annual Report on Form 20-F for the year ended December 31, 2001.

SEGMENTATION AND OTHER INFORMATION

        At the end of 2001, we reformulated our strategy for our core markets and businesses with a focus on activities in The Netherlands, Germany and Belgium. With retrospective effect to January 1, 2002, as part of our strategy, we changed our core business segments from four to three divisions. All non-core activities, general service and central office activities are allocated to Other activities.

        All comparative financial information for 2001 in this report has been restated to reflect the new organizational structure.

        During 2002, the division Data/IP was renamed "Business Solutions".

        The accounting policies that were used in the preparation of this quarterly report are unchanged from the accounting policies set out in KPN's Annual Report for the year ended December 31, 2001.

        All figures shown throughout this report are unaudited. Certain figures may be subject to rounding differences.

CONSOLIDATED KEY FINANCIAL FIGURES

Statement of Income

Q2 2002	Q2 2001	Amounts in millions of euros	Half year 2002	Half year 2001
3,105	3,202	Operating revenues	6,364	6,163
-1,941	-2,268	Operating expenses	-4,141	-4,434
1,164	934	EBITDA(1)	2,223	1,729
-744	-609	Depreciation and impairments	-1,326	-1,149
-7,379	-504	Amortization and impairments	-7,519	-805
-6,959	-179	Operating profit/(loss) (EBIT)	-6,622	-225
-317	-316	Financial income/(expenses)	-584	-770
-795	-91	Taxes	-822	-193
-1,203	18	Income from participating interests	-1,595	28
5	69	Minority interests	6	122
-9,269	-499	Profit/(loss) after taxes	-9,617	-1,038

(1)
KPN defines EBITDA as operating profit before depreciation, amortization and impairments. EBITDA is a key indicator of KPN's borrowing potential. However, EBITDA should not be regarded as an alternative to operating profit, net income, cash flows or other statements of operations or cash flows calculated in accordance with Dutch GAAP, nor can EBITDA be regarded as an indicator of KPN's operations or cash position. EBITDA does not constitute alternatives to EBIT, profit or loss after taxes, cash flows or other operating information.

Cash Flow Statement

Q2 2002	Q2 2001	Amounts in millions of euros	Half year 2002	Half year 2001
637	608	Net cash flow from operating activities	1,442	1,096
-198	-299	Net cash flow from investing activities	198	-1,988
-4,404	-175	Net cash flow from financing activities	-4,821	-435
-3,965	134	Change in cash and cash equivalents	-3,181	-1,327
412	-166	Free cash flow(2)	962	-535

(2)
Net cash flow from operating activities after capex, interest, tax and restructuring costs.

Earnings per share

Q2 2002	Q2 2001	Amounts in euros	Half year 2002	Half year 2001
-3.90	-0.41	Profit/(loss) after taxes per ordinary share (non-diluted)	-4.05	-0.86
-3.90	-0.41	Profit/(loss) after taxes per ordinary share on a fully diluted basis	-4.05	-0.86

EXCEPTIONAL ITEMS

Q2 2002	Q2 2001	Amounts in millions of euros			Half year 2002	Half year 2001
		Fixed-network Services
—	-22	•	Restructuring charges Planet Germany		—	-22
		Mobile Communications
—	—	•	Book profit on sale of Pannon GSM		335	—
		Business Solutions
-25	—	•	Write-down of assets held for sale and inventories		-53	—
125	—	•	Provision for future losses on Operations and Maintenance contracts KPNQwest		—	—
-47	—	•	Provision for settlement and related issues KPNQwest and charges related to KPN Belgium		-47	—
		Other activities
-5	—	•	Book loss on sale of Network Construction		-68	—
22	34	•	Book profit on real estate		22	34
—	-7	•	Restructuring charges German internet activities		—	-7
70	5	Total impact on EBITDA			189	5
		Impairment charges
-3,168	—	•	Impairment on goodwill E-Plus and BASE (Mobile Communications)		-3,168	—
-4,096	—	•	Impairment on UMTS license E-Plus and UMTS/GSM licenses BASE (Mobile Communications)		-4,096	—
—	—	•	Impairment goodwill KPNQwest (Other activities)		-31	—
		•	Impairments fixed assets relating to KPNQwest:
-34	—		—	Fixed-network Services	-34	—
-30	—		—	Business Solutions	-53	—
-6	—		—	Other activities	-6	—
-100	—	•	Impairment on fixed assets KPN Belgium (Business Solutions)		-100	—
—	-182	•	Impairment on goodwill Ceský Telecom (Other activities)		—	-182
-7,364	-177	Total impact on EBIT			-7,299	-177
		Financial income/(expense)
—	32	•	Mark-to-market adjustment of eircom/Eircell		—	-107
		Taxation
-606	—	•	Valuation allowance deferred tax assets E-Plus and BASE		-606	—
-16	—	•	Tax effect on exceptional items		66	—
		Income from participating interests
-1,166	—	•	Adjustment to net realizable value Hutchison 3G UK		-1,166	—
-38	—	•	Adjustment to net realizable value Ceský Telecom		-38	—
—	—	•	Impairment net asset value KPNQwest		-270	—
-9,190	-145	Total impact on profit/(loss) after taxes			-9,313	-284

        Please refer to the section "Highlights for the second quarter and first half of 2002" for a description of the exceptional items. A Statement of Income of the results for the second quarter and first half of 2002 excluding exceptional items is provided in the Annex to this quarterly report.

HIGHLIGHTS FOR THE SECOND QUARTER AND FIRST HALF OF 2002

Results

        Total operating revenues in the second quarter of 2002 amounted to EUR 3,105 million (2001: EUR 3,202 million). Excluding exceptional items, operating revenues amounted to EUR 3,083 million (2001: EUR 3,168 million). Excluding the effects of changes in consolidation, total operating revenues in our three core divisions increased. The restructuring and cost reduction programs continue to show their results: EBITDA in the second quarter of 2002 increased by EUR 230 million to EUR 1,164 million. Excluding exceptional items, EBITDA increased by EUR 165 million, or 17.8%, from EUR 929 million in the second quarter of 2001 to EUR 1,094 million in 2002. The EBITDA margin, excluding exceptional items, improved from 29.3% in the second quarter of 2001 to 35.5%, reflecting the strong improvement in EBITDA in all of our three core divisions. Operating results (EBIT) showed a significant decrease as a result of the impairment charges that were recognized on the goodwill and licenses of E-Plus and BASE totaling EUR 7,264 million. EBIT in the second quarter of 2002 amounted to a loss of EUR 6,959 million (a profit of EUR 405 million excluding exceptional items) compared to a loss of EUR 179 million (a loss of EUR 2 million excluding exceptional items) in the second quarter of 2001. Loss after taxes amounted to EUR 9,269 million (2001: a loss of EUR 499 million). Excluding exceptional items, loss after taxes amounted to EUR 79 million (2001: EUR 354 million).

        In the first half of 2002, operating revenues increased to EUR 6,364 million (2001: EUR 6,163 million). Excluding exceptional items, operating revenues decreased from EUR 6,129 million in the first half of 2001 to EUR 6,007 million in the first half of 2002. However, excluding consolidation effects, total operating revenues in the first half of 2002 of our core divisions increased. The turn around can also be seen in the first half of 2002: EBITDA, excluding exceptional items, increased by EUR 310 million compared with the first half of 2001. The EBITDA margin, excluding exceptional items, improved from 28.1% in the first half of 2001 to 33.9% in the first half of 2002, showing the improvement in EBITDA in all of our core divisions. Operating results (EBIT), excluding exceptional items, increased from a loss of EUR 48 million in the first half of 2001 to an operating profit of EUR 677 million in the first half of 2002. Loss after taxes, excluding exceptional items, amounted to EUR 304 million in the first half of 2002 (2001: a loss of EUR 754 million).

Cash flow

        The improvement in our EBITDA and the focus on working capital are the main contributors to the increase in our cash flow from operating activities from EUR 608 million in the second quarter of 2001 to EUR 637 million in 2002. Our capex reduction program, which focuses on the efficient use of existing capacity and a tight control on capital expenditure without jeopardizing our competitive strength, resulted in a further strong improvement in the free cash flow (defined as net cash flow from operating activities after capex, interest, tax and restructuring costs) of EUR 578 million compared to the second quarter of 2001. Capex amounted to EUR 225 million in the second quarter of 2002, a decrease of EUR 549 million, or 70.9%, compared to the same period in 2001 (EUR 774 million).

        In the first half of 2002, our cash flow from operating activities amounted to EUR 1,442 million, an increase of EUR 346 million compared to 2001. Free cash flow improved by EUR 1.5 billion compared to the first half of 2001: from a net cash outflow of EUR 535 million to a net cash inflow of EUR 962 million. Capex in the first half of 2002 amounted to EUR 480 million, compared to EUR 1,631 million in 2001.

Net debt

        Our net debt improved significantly: from EUR 22.8 billion at the end of the second quarter of 2001 to EUR 15.7 billion at December 31, 2001 to EUR 15.0 billion at the end of the second quarter of 2002. Total interest bearing debt at the end of the second quarter of 2002 amounted to EUR 19.1 billion (EUR 23.1 billion at the end of 2001), of which EUR 2.8 billion is due within one year and including an amount of EUR 631 million payable to Vision Networks, a non-consolidated 100% subsidiary. The Supervisory Board of Vision Networks recently announced that it will cease its activities in the course of the year, after the sale of practically all of its cable assets. This allows a consolidation of Vision Networks and will lead to a further reduction of debt by EUR 631 million. For more information, please refer to page 9.

Exceptional items

        Exceptional items in the second quarter of 2002 amounted to a net charge of EUR 9,190 million compared to a net charge of EUR 145 million in the second quarter of 2001.

        General economic developments, and more specifically, recent developments in the mobile markets, as well as the decisions of some mobile operators were the trigger to have a critical look at the existing business plans of our mobile activities. This resulted in new business plans, in line with the present situation and prospects. KPN and an independent appraiser carried out impairment tests based upon those business plans. For the purpose of the impairment tests, we used discounted cash flows and compared the outcome to the carrying value of our investments. In total, this resulted in a non-cash impairment charge of approximately EUR 9 billion, including the effects on deferred tax assets.

        For E-Plus, this leads to a total impairment charge of EUR 6.6 billion, which has been preliminary been allocated on a pro rata basis to goodwill (EUR 2.7 billion) and the UMTS license (EUR 3.9 billion). The final allocation of this non-cash impairment charge between goodwill and the UMTS license will take more time to be precisely determined. The final outcome of this allocation will be included in our third quarter results, but will not have any additional effect on the total impairment charge of EUR 6.6 billion.

        The revised business plan of BASE, our Belgian mobile operator, resulted in an impairment charge on goodwill of EUR 455 million and an impairment charge on licenses of EUR 166 million.

        There is no impairment concerning the carrying value of the assets of KPN Mobile The Netherlands.

        Hutchison 3G UK is no longer considered as a strategic participation. As a result, Hutchison 3G UK is no longer valued at net asset value, but at the expected net realizable value. This resulted in a write-off of EUR 1.2 billion.

        The impairment charges result in uncertainties regarding the timing of the utilization of settlements of the tax losses carried forward. As a consequence, KPN recorded a valuation allowance for the full amount of the deferred tax assets of E-Plus (EUR 275 million) and BASE (EUR 331 million).

        As a result of the bankruptcy of KPNQwest, KPN no longer has commitments for Operations and Maintenance contracts concluded with KPNQwest. Consequently, the provision for future losses on these contracts of EUR 125 million that was recognized in the first quarter of 2002 was released in the second quarter. Additionally, a provision for the settlement of KPNQwest and KPNQwest related issues of EUR 40 million was set up and certain assets held for sale related to KPNQwest were written down for the amount of EUR 25 million. An impairment charge of EUR 70 million was recognized in respect of IRU (Indefeasible Rights of Use) contracts with KPNQwest (of which EUR 30 million in Business Solutions, EUR 34 million in Fixed-network Services and EUR 6 million in Other activities).

        In the wake of the bankruptcy of KPNQwest, and, as a result, the deteriorated economic outlook of KPN Belgium (division Business Solutions), KPN announced that it is currently re-assessing its position in KPN Belgium. KPN does not see any possibilities to turn KPN Belgium into a profitable company. KPN is currently exploring the possibilities of a co-operation with other parties in the Belgian market. Therefore, an impairment charge of EUR 100 million on the assets of KPN Belgium and a charge of EUR 7 million for related costs were recognized.

        In "Other activities", an additional loss of EUR 5 million following the completion of the sale of Network Construction and a book profit of EUR 22 million on the sale of real estate in the non-core asset disposal program were recorded.

        The sale of Ceský Telecom is reaching finalization. As a result, KPN decided to value its stake in Ceský Telecom at the expected net realizable value. This led to a downward adjustment of the valuation of EUR 38 million.

        Total tax relief on taxable exceptional items amounted to EUR 16 million in the second quarter of 2002.

        In the first half of 2002, total exceptional items amounted to a net charge of EUR 9,313 million, compared to a net charge of EUR 284 million in 2001. The exceptional items in the first half of 2002 included the book profit on the sale of our interest in Pannon GSM of EUR 335 million and impairment charges on the net asset value KPNQwest of EUR 270 million. Total charges recognized in the first half of 2002 related to KPNQwest amount to EUR 594 million.

Restructuring

        At the end of 2001, KPN employed 29,377 FTEs (full time equivalents) in The Netherlands that were subject to KPN's collective labor agreement and 1,674 temporarily hired FTEs. At the end of the second quarter of 2002, the total number of employees subject to the collective labour agreement was reduced to 23,071 FTEs and 729 temporarily hired FTEs, showing that the pace of the restructuring program is well within expectations. Of the total reduction, 2,629 FTEs was due to outsourcing of non-core activities.

Miscellaneous

  •
  KPNQwest filed for bankruptcy in the second quarter of 2002. KPN helped to keep KPNQwest's network operational for some time, but could eventually not prevent the network to be shut down. In the second quarter and in July 2002, KPN succeeded to migrate its customers to networks from other operators without significant disruptions.

  •
  KPN announced an increase to a maximum of 4.5% in its domestic retail traffic, call set-up and subscription tariffs, as of August 1, and September 1, 2002. On the other hand, wholesale tariffs for originating and terminating traffic will decrease by an average of 8% and 4% respectively in the third quarter of 2002.

  •
  As from August 1, 2002, local Carrier PreSelect (for 6/7-digit traffic) has been introduced, which allows customers to choose their own carrier for local traffic.

  •
  Quam (the consortium of Telefónica and Sonera) announced the suspension of their UMTS activities in Germany. In 2001, E-Plus concluded national roaming contracts and signed a memorandum of understanding regarding 3G network sharing with Quam. The effect of Quam's suspension is being evaluated.

  •
  On August 5, 2002, Vision Networks, a non-consolidated 100% subsidiary, announced that with the sale of the Czech cable activities, it reaches completion of the disposal of almost all of its cable activities, except for an immaterial interest in Poland. In conformity with the announcements made in 1997 when Vision Networks was split off by means of an internal demerger, the Supervisory Board of Vision Networks will dissolve because there are no longer any substantial activities. As a result, KPN will obtain full control over Vision Networks, which is currently accounted for as a participating interest for an amount of EUR 18,151, and will consolidate the company (including its remaining liabilities and guarantees issued) upon completion of the sale of the Czech activities. The consolidation will lead to a direct movement in shareholder's equity (an increase of approximately EUR 700 million). Vision Networks issued a loan to KPN consisting of the proceeds obtained from the sale of activities that will cease to exist in the consolidation. Consequently, the external debt on the balance sheet of KPN will decrease by EUR 631 million.

  •
  After obtaining approval of the Dutch Competition Authority ("NMa") at the end of July 2002, the sale of the 55% share in Network Construction to Koninklijke Volker Wessels Stevin ("KVWS") was completed, as a result of which Network Construction is no longer consolidated. A full take over by KVWS is expected to follow on January 1, 2005.

  •
  KPN has an obligation to ascertain whether the assets of its independent pension funds cover the pension liabilities at each year-end. In case the coverage of the fund (i.e. the ratio between the pension obligations and plan assets) is below the currently agreed threshold, KPN has to equalize the gap in three equal payments spread over three years. Should such a case occur at year-end 2002, the first payment needs to be made in June 2003. If the conditions with respect to the composition and the value of the assets and liabilities at December 31, 2002 were to be as they were on August 1, 2002, a gap of approximately EUR 375 million were the outcome. Consequently, KPN would have to pay EUR 125 million to the pension funds in 2003 and to record this as an extra charge to the Statement of Income in the fourth quarter of 2002.

Financing

  •
  In June 2002, KPN redeemed EUR 3.3 billion of its Floating Rate Notes and EUR 0.1 billion of other loans due during the second quarter out of its cash position. KPN's funding strategy focuses primarily on further balancing of its debt redemption schedule by repayment of various bonds and loans. To that end, KPN bought back EUR 332 million of its Fixed Rate Notes due 2003 via a public tender offer. In addition, EUR 116 million notes due 2003, EUR 125 million notes due 2004 and EUR 140 million of private placements were bought back. KPN also repaid its EIB loan of which EUR 181 million was still outstanding.

  •
  In the second half of 2002, KPN has to make a repayment of EUR 516 million of its subordinated loan facility with BellSouth, which was drawn at the acquisition of BellSouth's stake in E-Plus earlier this year. This repayment will be made out of KPN's cash position, which amounted to EUR 4.2 billion at the end of the second quarter of 2002.

Outlook

        The KPN Board of Management expects the following outlook for the full year of 2002 based on the developments during the first half of 2002:

Targets Updated	20 March	21 May	20 August
Revenues	Single Digit	Low single digit	Core — further growth Other — strong decrease Overall — slight decrease
EBITDA	Double Digit	>12%	>14%*
Free Cash Flow	Positive	>€750mn	>€1.4bn
Capex	€2.2bn	€2.0bn	<€1.6bn
Net Debt YE '02	€14.9bn	€14.5bn	<€13.9bn**
Dutch collective labour agreement	—	<25,000 FTE	<22,000 FTE

*
Including possible effects of insufficient coverage pension fund.

**
Excluding further proceeds from material non-core asset sales.

OPERATING RESULTS

Operating revenues

        Total operating revenues in the second quarter of 2002 decreased to EUR 3,105 million (2001: EUR 3,202 million). Excluding exceptional items operating revenues decreased by EUR 85 million to EUR 3,083 million (2001: EUR 3,168 million). The main contributors to the change in operating revenues, excluding exceptional items, in the second quarter were:

  •
  Fixed-network Services' operating revenues increased by EUR 13 million. Increased revenues from ISPs and customer relations services such as call centers more than offset lower traffic revenues and volumes in the retail market.

  •
  Operating revenues of Mobile Communication increased significantly by EUR 108 million, reflecting higher revenues in The Netherlands, Germany and Belgium and as a result of the full consolidation of E-Plus as of March 13, 2002. This increase was only partly offset by the effects of the disposal of Pannon GSM in the first quarter of 2002.

  •
  Operating revenues of the Business Solutions division decreased by EUR 25 million, where a decline in operating revenues from international bandwidth services could not be offset by the increase in revenues in all other business lines. Total sales to third parties, however, increased due to higher sales of broadband (ADSL) and higher revenues at Integrated Solutions.

  •
  Operating revenues of Other activities decreased by EUR 219 million, which reflects the sale of non-core assets, including the deconsolidation of KPNQwest as of November 30, 2001, and lower activities and sales of the other units within Other activities.

  •
  Intercompany sales decreased by EUR 38 million.

        In the first half of 2002, total operating revenues increased by EUR 201 million to EUR 6,364 million (2001: EUR 6,163 million). Excluding exceptional items, operating revenues decreased by EUR 122 million, from EUR 6,129 million in the first half of 2001 to EUR 6,007 million in the first half of 2002.

EBITDA

        EBITDA increased by 24.6% to EUR 1,164 million in the second quarter of 2002 (2001: EUR 934 million). Excluding exceptional items, EBITDA increased from EUR 929 million in the second quarter of 2001 to EUR 1,094 million in 2002, an increase of EUR 165 million or 17.8%. The EBITDA margin, excluding exceptional items, increased from 29.3% in the second quarter of 2001 to 35.5% in the second quarter of 2002.

        EBITDA in the first half of 2002 amounted to EUR 2,223 million (2001: EUR 1,729 million). Excluding exceptional items, EBITDA amounted to EUR 2,034 million in the first half of 2002 compared to EUR 1,724 million in the first half of 2001. The EBITDA margin, excluding exceptional items, increased from 28.1% in the first half of 2001 to 33.9% in the first half of 2002.

        An overview by division of the EBITDA and the EBITDA margin, excluding exceptional items, is provided in the table below:

Q2 2002	Q2 2001	Amounts in millions of euros	Half year 2002	Half year 2001
498	453	Fixed-network Services	961	887
403	289	Mobile Communications	757	461
182	146	Business Solutions	348	295
11	41	Other activities	-32	81
1,094	929	EBITDA (excluding exceptional items)	2,034	1,724
		EBITDA margin (in %)
29.8%	27.3%	Fixed-network Services	28.9%	27.3%
33.8%	26.6%	Mobile Communications	33.7%	21.8%
36.6%	28.0%	Business Solutions	34.5%	29.3%
3.2%	7.2%	Other activities	-5.0%	7.9%
35.5%	29.3%	EBITDA margin (excluding exceptional items)	33.9%	28.1%

        The main drivers behind the increase in the EBITDA excluding exceptional items in the second quarter of 2002 were:

  •
  The rise in EBITDA and the EBITDA margin of the division Fixed-network Services clearly shows the successful cost reduction programs. EBITDA increased by EUR 45 million, mainly the result of cost savings following the reduction of the workforce and other cost-cutting measures, lower rates for interconnection and purchase costs of traffic, and the effect of the termination of Planet Germany in 2001.

  •
  EBITDA and the EBITDA margin of the division Mobile Communications improved significantly, where the strategy of profitable growth adopted in the second quarter of 2001 is showing results: higher airtime revenues, lower customer acquisition costs and marketing expenses were the main drivers behind this improvement.

  •
  Business Solutions' EBITDA improved by EUR 36 million, demonstrating successful cost reduction programs.

  •
  Other activities' EBITDA decreased by EUR 30 million, resulting from the sale of non-core assets and a drop in activities and sales.

        In the first half of 2002, all core divisions contributed to the rise in EBITDA, mainly as a result of strict cost control measures. These increases were in part offset by the decrease in EBITDA of Other activities.

EBIT

        In the second quarter of 2002, EBIT amounted to a loss of EUR 6,959 million (2001: a loss EUR 179 million). Excluding exceptional items, EBIT increased from a loss of EUR 2 million in the second quarter of 2001 to a profit of EUR 405 million in 2002. The increase in EBITDA described above was further strengthened by lower depreciation and amortization expenses, primarily in the division Mobile Communications following the impairment charge on the goodwill of E-Plus in the fourth quarter of 2001.

        In the first half of 2002, EBIT amounted to a loss of EUR 6,622 million (2001: a loss of EUR 225 million). Excluding exceptional items, EBIT increased from a loss of EUR 48 million in the first half of 2001 to a profit of EUR 677 million in 2002.

Financial income/(expenses)

        Net financial expenses in the second quarter of 2002 amounted to EUR 317 million (2001: EUR 316 million). Excluding exceptional items, net financial expenses decreased from EUR 348 million in the second quarter of 2001 to EUR 317 million in 2002, mainly resulting from the cash proceeds from the public offering in 2001, leading to an increase in interest income, and the debt redemption in the first and second quarter of 2002. This was in part offset by the costs related to the executed buy back of notes and the effect of the full consolidation of E-Plus.

        In the first half of 2002, net financial expenses amounted to EUR 584 million (2001: EUR 770 million). Excluding exceptional items, net financial expenses decreased from EUR 663 million in the first half of 2001 to EUR 584 million in 2002.

Taxation

        The tax charge in the second quarter and first half of 2002 was affected by tax losses (resulting from the impairment charges) in Germany for which no deferred tax assets were recognized, non-deductible goodwill amortization and write-downs of certain assets. Additionally, an exceptional item of EUR 606 million was recognized in the second quarter of 2002 related to a full valuation allowance set up for deferred tax assets that were previously recognized in Belgium and Germany.

Income from participating interests

        Income from participating interests decreased from a profit of EUR 18 million in the second quarter of 2001 to a loss of EUR 1,203 million in 2002. Excluding exceptional items, income from participating interests amounted to a profit of EUR 1 million (2001: EUR 18 million).

        In the first half of 2002, income from participating interests amounted to a loss of EUR 1,595 million compared to a profit of EUR 28 million in 2001. Excluding exceptional items, income from participating interests amounted to a loss of EUR 121 million in the first half of 2002 compared to a profit of EUR 28 million in 2001. The inclusion of the operational losses of KPNQwest in the first quarter of 2002, following the deconsolidation in 2001, was the main reason for this decrease in income from participating interests.

Profit/(loss) after taxes

        In the second quarter of 2002, loss after taxes amounted to EUR 9,269 million (2001: a loss of EUR 499 million). Excluding exceptional items, loss after taxes totaled EUR 79 million (2001: a loss of EUR 354 million).

        Total loss after taxes in the first half of 2002 amounted to EUR 9,617 million, compared to a loss of EUR 1,038 million in 2001. Excluding exceptional items, total loss after taxes amounted to EUR 304 million, compared to a loss of EUR 754 million in 2001.

FIXED-NETWORK SERVICES

Q2 2002	Q2 2001	Amounts in millions of euros	Half year 2002	Half year 2001
1,673	1,660	Operating revenues	3,322	3,246
-1,175	-1,229	Operating expenses	-2,361	-2,381
498	431	EBITDA	961	865
-245	-236	Depreciation and amortization	-454	-453
253	195	EBIT	507	412

Operating revenues

        Operating revenues of Fixed-network Services can be analyzed as follows:

Q2 2002	Q2 2001	Amounts in millions of euros	Half year 2002	Half year 2001
965	980	Fixed Telephony	1,929	1,965
674	731	Carrier Services	1,352	1,383
396	357	Other units	788	734
-362	-408	Intercompany sales within the division	-747	-836
1,673	1,660	Operating revenues	3,322	3,246

        Total operating revenues from Fixed-network Services increased by EUR 13 million compared to the second quarter of 2001. In the first half of 2002, operating revenues increased by EUR 76 million to EUR 3,322 million.

        As a result of the introduction of Internet-originating services and the increasing penetration of broadband, Internet-related volumes at Fixed Telephony decreased significantly in the first half of 2002 by 2.0 billion minutes (15.3%). This downward trend in volumes is however more than offset by volumes and (ADSL-) subscribers at the unit Consumer Internet and Media Services ("CIMS", reported under Other units within Fixed-network Services) and wholesale volumes (Internet-originating services), which Carrier Services sells to ISPs. On a consolidated level, total Internet related volumes still show an increase.

Fixed Telephony

        Fixed Telephony's operating revenues decreased by 1.5% from EUR 980 million in the second quarter of 2001 to EUR 965 million in the second quarter of 2002. Network airtime usage decreased by EUR 29 million. The major factors contributing to the decrease in traffic revenues are: increased competition from (Pre)Select Carriers, fixed-to-mobile substitution, increased broadband penetration including cable Internet and the introduction of Internet-originating services. Total traffic of Fixed Telephony decreased from 14.8 billion minutes in the second quarter of 2001 to 13.0 billion minutes in the same quarter of 2002, mainly in domestic (voice) traffic, stemming from the increased competition in this area, and Internet-related traffic, stemming from the introduction of Internet-originating services.

        Total operating revenues of Fixed Telephony in the first half of 2002 amounted to EUR 1,929 million, a decrease of EUR 36 million, or 1.8%, over the comparative period, as a result of lower volumes in domestic and Internet-related traffic.

        The following table sets out the development in traffic volumes:

Q2 2002	Q2 2001	(In billions of minutes)	Half year 2002	Half year 2001
6.8	7.4	Domestic(1)	14.3	15.5
5.2	6.4	Internet-related(1)	11.1	13.1
0.7	0.7	Fixed-to-mobile	1.3	1.2
0.3	0.3	International	0.7	0.7
13.0	14.8	Total network airtime usage	27.4	30.5

(1)
In the second quarter of 2002, it appeared that the split between total domestic (local voice) and Internet-related traffic, as previously reported, was not correct. All comparative data have been restated in order to improve comparability.

        An overview of the development in average tariffs is provided in the table below:

Q2 2002	Q2 2001	(In EUR/minute (=rates))	Half year 2002	Half year 2001
0.028	0.030	Domestic—Local voice	0.028	0.030
0.019	0.018	Local (Internet)	0.018	0.018
0.040	0.041	Domestic long-distance	0.040	0.040
0.253	0.245	Fixed-to-mobile	0.248	0.243
0.188	0.183	International	0.185	0.172

Carrier Services

        Operating revenues of Carrier Services in the second quarter of 2002 decreased by 7.8% to EUR 674 million (2001: EUR 731 million). The decrease was primarily the result of lower prices for international traffic and lower revenues of local loop services (which are mainly intercompany revenues). Total national and international traffic volumes handled by Carrier Services (transit, originating voice/Internet, terminating and international) increased, mainly as a result of the introduction of Internet-originating services in September 2001 (1.4 billion Internet-originating minutes), as well as an increase in originating voice services (Carrier (Pre)Select).

        Operating revenues of Carrier Services decreased from EUR 1,383 million in the first half of 2001 to EUR 1,352 million in the first half of 2002. The main factor behind this decrease was local loop services, despite higher revenues from national and international traffic services. Total national and international traffic volumes handled by Carrier Services increased, mainly as a result of the introduction of Internet-originating services in the second half of 2001.

Other units within Fixed-network Services

        Operating revenues increased by EUR 40 million to EUR 396 million in the second quarter of 2002 (2001: EUR 356 million). Both our ISPs (CIMS) and customer relationship activities (SNT) reported higher revenues, attributable to the introduction of the Internet-originating services for ISPs, a higher level of subscribers and SNT's acquisitions in 2001. This increase was in part offset by a decrease in operating revenues of the unit Fixed Network Operator, which generates primarily internal revenues, as a result of cost savings accomplished in 2002.

        Operating revenues in the first half of 2002 amounted to EUR 788 million, compared with EUR 734 million in 2001. Higher revenues resulting from the billing of Internet-traffic by ISPs, a higher level of subscribers and acquisitions done by SNT contributed to this increase.

EBITDA

        EBITDA in the second quarter of 2002 amounted to EUR 498 million (2001: EUR 431 million). Excluding exceptional items, EBITDA increased from EUR 453 million in the second quarter of 2001 to EUR 498 million in 2002. The major contributors to this increase were: cost savings accomplished by the units Fixed Network Operator and Carrier Services resulting from the reduction of the workforce and other operating cost savings, lower interconnection rates and purchase costs for traffic as well as lower marketing expenditure following the termination of Planet Germany in 2001. This decrease was in part offset by consolidation effects resulting from acquisitions done by SNT in 2001 and a higher level of write-offs of doubtful debts.

        EBITDA in the first half of 2002 amounted to EUR 961 million, an increase of EUR 96 million or EUR 74 million excluding exceptional items. The modest growth in operating revenues was further strengthened by cost savings, both internally and externally, and lower purchase costs of traffic.

EBIT

        EBIT amounted to EUR 253 million in the second quarter of 2002 (2001: EUR 195 million). Excluding exceptional items, arising from impairments on assets in 2002 and charges related to the termination of Planet Germany in 2001, EBIT increased from EUR 217 million in the second quarter of 2001 to EUR 287 million in 2002.

        In the first half of 2002, EBIT amounted to EUR 507 million compared to EUR 412 million in 2001. Excluding exceptional items, EBIT increased from EUR 434 million in the first half of 2001 to EUR 541 million in 2002.

MOBILE COMMUNICATIONS

Q2 2002	Q2 2001	Amounts in millions of euros	Half year 2002	Half year 2001
1,194	1,086	Operating revenues	2,578	2,114
-791	-797	Operating expenses	-1,486	-1,653
403	289	EBITDA	1,092	461
-7,565	-433	Depreciation, amortization and impairments	-7,838	-858
-7,162	-144	EBIT	-6,746	-397

Operating revenues

        E-Plus is fully consolidated as from March 13, 2002. Prior to that date, E-Plus was proportionally consolidated for 77.49%. BASE (previously named KPN Orange) is fully consolidated as from February 7, 2001, following the acquisition of the remaining 50% in BASE. Pannon GSM is deconsolidated as from February 4, 2002, following the sale of our interest in Pannon GSM.

        Operating revenues in the second quarter of 2002 increased by EUR 108 million, or 9.9%, from EUR 1,086 million in the first quarter of 2001 to EUR 1,194 million in 2002, reflecting higher revenues in The Netherlands, Germany and Belgium and as a result of the full consolidation of E-Plus as of March 13, 2002. This increase was only partly offset by the effects of the disposal of Pannon GSM in the first quarter of 2002. In our maturing core markets, traffic revenues increased but were in part offset by lower equipment sales. In our core markets the total subscriber base increased up to December 31, 2001 to 13.7 million customers, but decreased in the first half of 2002 to 13.4 million customers. This is mainly attributable to the change towards a profitable growth strategy adopted in 2001, with a focus on high value customers, which led to a decrease in pre-paid subscribers.

        i-mode was launched in the first and second quarter of 2002 and resulted in a total of 67,000 customers at the end of the second quarter of 2002. On August 15, 2002, the total number of i-mode customers in Germany and The Netherlands amounted to 100,000.

        Operating revenues in the first half of 2002 amounted to EUR 2,578 million compared to EUR 2,114 million in 2001. Excluding exceptional items, operating revenues increased from EUR 2,114 million in the first half of 2001 in EUR 2,243 million in 2002.

EBITDA

        Mobile Communications' EBITDA, excluding exceptional items, for the second quarter of 2002 increased from EUR 289 million in the second quarter of 2001 to EUR 403 million in 2002. The main factor behind this increase in EBITDA stemmed from the market strategy adopted in the second quarter of 2001 for Germany and, to a lesser extent, for The Netherlands; higher airtime revenues, lower cost of handsets as a result of lower gross additions, a decrease in bonuses and commissions paid to dealers and lower marketing and other operating expenses.

        EBITDA in the first half of 2002 increased from EUR 461 million in 2001 to EUR 1,092 million. Excluding exceptional items related to the sale of Pannon GSM in 2002, EBITDA in the first half of 2002 amounted to EUR 757 million (2001: EUR 461 million).

EBIT

        In the second quarter of 2002, significant impairment charges amounting to EUR 7,264 million on the goodwill and licenses of E-Plus and BASE were recognized. Excluding these exceptional charges, EBIT improved from a loss of EUR 144 million in the second quarter of 2001 to a profit of EUR 102 million in 2002. The increase of EUR 264 million resulted from decreases in operating expenses and depreciation and amortization expenses. The latter resulted from the impairment charge on the goodwill of E-Plus at the end of 2001.

        For the first half of 2002, EBIT, excluding exceptional items, in the first half of 2002 amounted to EUR 183 million (2001: EUR 397 million).

The Netherlands

        Operating revenues in The Netherlands in the second quarter of 2002 increased by EUR 20 million, from EUR 538 million in the second quarter of 2001 to EUR 558 million. EBITDA increased from EUR 225 million to EUR 240 million.

        Operating revenues in the first half of 2002 increased to EUR 1,069 million, from EUR 1,016 million in 2001. EBITDA increased from EUR 427 million to EUR 456 million. The following table shows the operational results excluding exceptional items:

Q2 2002	Q2 2001	Amounts in millions of euros, excluding exceptional items	Half year 2002	Half year 2001
558	538	Operating revenues	1,069	1,016
240	225	EBITDA	456	427
43.0%	41.8%	EBITDA margin (in %)	42.7%	42.0%

        Traffic revenues in The Netherlands increased but were partially offset by lower equipment sales. In the second half of 2001, the Dutch market matured and from that time, our Dutch subscriber base remained relatively stable at approximately 5.2 million. The pre-paid/postpaid mix, however, improved. Total number of i-mode subscribers in The Netherlands at June 30, 2002 amounted to 12,000. The development of the customer base in The Netherlands is provided in the table below:

Numbers × 1,000	June 30, 2002	March 31, 2002	December 31, 2001	June 30, 2001	March 31, 2001
Customers:
—Pre-paid	3,414	3,442	3,486	3,438	3,285
—Postpaid	1,774	1,736	1,739	1,695	1,685
Total	5,188	5,178	5,225	5,133	4,970
Airtime usage and weighted average revenue in The Netherlands	Q2 2002	Full year 2001	Q2 2001
Total airtime usage (minutes × million year-to-date)	3,666	6,818	3,333
Weighted average monthly airtime in minutes per customer:	121	114	117
—Pre-paid	47	46	48
—Postpaid	266	257	253
Monthly average revenue per pre-paid customer (EUR)	13	12	13
Monthly average revenue per postpaid customer (EUR)	72	69	71
Total average monthly revenues (EUR)	33	31	32

Germany

        Operating revenues in Germany in the second quarter of 2002 increased by EUR 136 million, or 32.2%, from EUR 423 million in the second quarter of 2001 to EUR 559 million, as a result of the full consolidation of E-Plus as from March 13, 2002. Excluding this effect, operating revenues increased by EUR 10 million. EBITDA increased from EUR 84 million to EUR 168 million and shows the positive effect of the changed strategy and cost saving programs. Operating revenues in the first half of 2002 increased to EUR 1,000 million, from EUR 856 million in 2001. EBITDA in the first half of 2002 increased from EUR 75 million to EUR 291 million. The following table shows the operational results excluding exceptional items:

Q2 2002	Q2 2001	Amounts in millions of euros, excluding exceptional items	Half year 2002	Half year 2001
559	423	Operating revenues	1,000	856
168	84	EBITDA	291	75
30.1%	19.9%	EBITDA margin (in %)	29.1%	8.8%

        In general, the increase in traffic revenues was partially offset by lower equipment sales. The new strategy led to an increase in the number of postpaid customers and a decrease in the number of pre-paid customers. The customer base decreased to 7.1 million customers at the end of the second quarter of 2002. Total i-mode customers at the end of the second quarter of 2002 amounted to 55,000. The development of the customer base in Germany is provided below:

Numbers × 1,000	June 30, 2002	March 31, 2002	December 31, 2001	June 30, 2001	March 31, 2001
Customers:
—Pre-paid	3,899	4,165	4,368	4,492	4,264
—Postpaid	3,193	3,169	3,113	3,042	3,015
Total	7,092	7,334	7,481	7,534	7,279
Airtime usage and weighted average revenues in Germany	Q2 2002	Full year 2001	Q2 2001
Total airtime usage (minutes × million year-to-date)	3,201	5,961	2,743
Weighted average monthly airtime in minutes per customer:	77	65	64
—Pre-paid	28	27	27
—Postpaid	139	118	111
Monthly average revenue per pre-paid customer (EUR)	9	9	9
Monthly average revenue per postpaid customer (EUR)	43	39	39
Total average monthly revenues (EUR)	24	21	21

Belgium

        Operating revenues generated by BASE increased from EUR 70 million in the second quarter of 2001 to EUR 83 million in the second quarter of 2002. The increase in operating revenues arose from the combined effect of the increase in number of subscribers from 813,000 customers at the end of the second quarter of 2001 to 1,115,000 customers at the end of the second quarter of 2002 and higher airtime usage (474 million minutes in the second quarter of 2002 compared to 406 million minutes in 2001).

BUSINESS SOLUTIONS

Q2 2002	Q2 2001	Amounts in millions of euros	Half year 2002	Half year 2001
497	522	Operating revenues	1,008	1,007
-262	-376	Operating expenses	-760	-712
235	146	EBITDA	248	295
-266	-150	Depreciation and amortization	-427	-261
-31	-4	EBIT	-179	34

Operating revenues

        In the second quarter of 2002, operating revenues, consisting of both third party sales and sales to other divisions, decreased from EUR 522 million in the second quarter of 2001 to EUR 497 million in 2002. Third party sales increased due to higher revenues from MxStream (ADSL) and Integrated Solutions. This increase was partly offset by a decline in sales from International Bandwidth Services resulting from cost reduction programs of some of our clients and by internal sales.

        In the first half of 2002, operating revenues increased by EUR 1 million from EUR 1,007 million to EUR 1,008 million.

EBITDA

        In the second quarter of 2002, EBITDA increased from EUR 146 million in the second quarter in 2001 to EUR 235 million in 2002. Excluding exceptional items, EBITDA improved from EUR 146 million to EUR 182 million. The operating revenues decreased but were offset by lower operating expenses, mainly caused by cost reduction programs resulting in lower intercompany charges and other operating expenses.

        In the first half of 2002, EBITDA decreased from EUR 295 million in the first half of 2001 to EUR 248 million in 2002. Excluding exceptional items the EBITDA increased by EUR 53 million, from EUR 295 million in the first half of 2001 to EUR 348 million in 2002, caused by the decrease in the intercompany charges.

EBIT

        In the second quarter of 2002, total EBIT amounted to a loss of EUR 31 million compared to a loss of EUR 4 million in the second quarter of 2001. Excluding exceptional items, EBIT increased from a loss of EUR 4 million to a profit of EUR 46 million. Main reasons are the lower intercompany charges and lower depreciation and amortization charges.

        In the first half of 2002, total EBIT amounted to a loss of EUR 179 million compared to a profit of EUR 34 million in the first half of 2001. Excluding exceptional items, EBIT increased by 117.6% from EUR 34 million in the first half of 2001 to EUR 74 million in 2002. This increase is due to the lower intercompany charges.

OTHER ACTIVITIES

Q2 2002	Q2 2001	Amounts in millions of euros	Half year 2002	Half year 2001
369	600	Operating revenues	667	1,060
-341	-532	Operating expenses	-745	-952
28	68	EBITDA	-78	108
-47	-294	Depreciation and amortization	-126	-382
-19	-226	EBIT	-204	-274

Operating revenues

        Operating revenues in the second quarter of 2002 decreased by EUR 231 million, or 38.5%, from EUR 600 million in the second quarter of 2001 to EUR 369 million in 2002. Excluding exceptional items, operating revenues decreased by EUR 219 million, or 38.7%, to EUR 347 million in the second quarter of 2002 (2001: EUR 566 million). This decrease was primarily due to the effects of the deconsolidation of KPNQwest, the sale of KPN Lease and Datacenter, following the (partial) disposal of these assets, and a lower level of activities and operating revenues of the other activities.

        Operating revenues in the first half of 2002 amounted to EUR 667 million (2001: EUR 1,060 million). Excluding exceptional items, operating revenues decreased from EUR 1,026 million in the first half of 2001 to EUR 645 million in 2002.

EBITDA

        Other activities' EBITDA for the second quarter of 2002 decreased from EUR 68 million in the second quarter of 2001 to EUR 28 million in 2002. Excluding exceptional items, Other activities' EBITDA decreased by EUR 30 million, or 73.2%, to EUR 11 million in the second quarter of 2002 (2001: EUR 41 million). The deconsolidation of KPNQwest, and the sale of KPN Lease and Datacenter, and a lower level of activities and operating revenues of the other activities are the main reasons for the EUR 30 million lower EBITDA.

        EBITDA in the first half of 2002 decreased from a profit of EUR 108 million in 2001 to a loss of EUR 78 million in 2002. Excluding exceptional items, EBITDA in the first half of 2002 amounted to a loss of EUR 32 million (2001: a profit of EUR 81 million). This decrease was primarily due to the aforementioned effects of deconsolidation.

EBIT

        EBIT in the second quarter 2002 improved from an operating loss of EUR 226 million to an operating loss of EUR 19 million. Excluding exceptional items, EBIT improved by EUR 41 million, from a loss of EUR 71 million in the second quarter of 2001 to EUR 30 million in the second quarter of 2002. This improvement mainly resulted from the deconsolidation effects of KPNQwest and the sale of KPN Lease and Datacenter.

        For the first half of 2002, EBIT amounted to a loss of EUR 204 million (2001: a loss of EUR 274 million). Excluding exceptional items, the loss in the first half of 2002 amounted to EUR 121 million (2001: a loss of EUR 119 million).

BALANCE SHEET AND CASH FLOW INFORMATION

Amounts in millions of euros	June 30, 2002	December 31, 2001	June 30, 2001
Assets
Licenses	5,753	7,958	7,982
Goodwill	3,314	5,623	20,174
Property, plant and equipment	10,441	11,136	12,462
Financial fixed assets	1,270	5,537	4,989
Current assets	3,425	3,525	4,331
Cash and cash equivalents	4,162	7,343	2,262
Total assets	28,365	41,122	52,200
Liabilities
Shareholders' equity	3,627	11,988	13,673
Minority interests	190	184	1,582
Exchange right	—	712	7,560
Provisions	1,584	1,404	550
Long-term liabilities	16,508	16,896	19,066
Current liabilities	6,456	9,938	9,769
Total liabilities	28,365	41,122	52,200

Debt position

        Total interest bearing debt at the end of the second quarter of 2002 amounted to EUR 19.1 billion (EUR 23.1 billion at the end of 2001), which is included in long-term liabilities (EUR 16.3 billion) and current liabilities (EUR 2.8 billion). Included in current liabilities is an amount of EUR 631 million payable to Vision Networks, which will be eliminated after the consolidation of Vision Networks, after the completion of the sale of the Czech cable activities. Total cash and cash equivalents at the end of the second quarter of 2002 amounted to EUR 4.2 billion (EUR 7.3 billion at the end of 2001). Total net debt at the end of the second quarter of 2002 amounted to EUR 15.0 billion (EUR 15.7 billion at the end of 2001).

Investments and additions

Q2 2002	Q2 2001	Amounts in millions of euros	Half year 2002	Half year 2001
68	7	Investments in intangible fixed assets	1,270	631
225	774	Additions to tangible fixed assets	480	1,631
41	16	Investments in financial fixed assets	41	158

        In the first half of 2002, investments in intangible fixed assets mainly related to the (non-cash) goodwill of EUR 1,253 million arising on the acquisition of the remaining 22.51% stake in E-Plus from BellSouth in exchange for 234.7 million KPN shares (based on BellSouth's exchange right).

        In the first half of 2001, KPN invested EUR 631 million in intangible fixed assets, which was mainly due to goodwill associated with the acquisition of the remaining 50% of BASE, and the acquisition of a UMTS license in Belgium.

Statement of changes in shareholders' equity

Amounts in millions of euros, except for numbers of shares	2002	2001
Balance as of January 1,	11,988	14,645
Share issue related to BellSouth's exchange right	1,253
Net income for the period	-9,617	-1,038
Translation differences and other	3	66
Balance as of June 30,	3,627	13,673
Number of outstanding shares at end of period	2,490,996,877	1,233,739,643
Weighted average number of shares outstanding during the period (after deduction of treasury stock)	2,376,159,803	1,206,944,512

Cash Flow Statement

Q2 2002	Q2 2001	Amounts in millions of euros	Half year 2002	Half year 2001
637	608	Net cash flow from operating activities	1,442	1,096
-198	-299	Net cash flow from investing activities	198	-1,988
-4,404	-175	Net cash flow from financing activities	-4,821	-435
-3,965	134	Change in cash and cash equivalents	-3,181	-1,327
412	-166	Free cash flow(1)	962	-535

(1)
Net cash flow from operating activities after capex, interest, tax and restructuring costs.

Net cash flow from operating activities

        In the second quarter of 2002, cash flow from operating activities amounted to EUR 637 million, compared to EUR 608 million in 2001. The cash flow from operating activities in the first quarter of 2002 amounted to EUR 805 million due to the fact that the interest payments on loans occurred in the second quarter of 2002. The major part of interest payments is due every second and fourth quarter.

        In the first half of 2002, cash flow from operating activities amounted to EUR 1,442 million, compared to EUR 1,096 million in 2001. The increase in EBITDA was the main driver in the increase of the operating cash flow.

Net cash flow from investing activities

        The net cash flow used in investing activities amounted to EUR 198 million in the second quarter of 2002. Capital expenditure amounted to EUR 225 million, whereas the sale of real estate (buildings) led to a cash inflow of EUR 50 million.

        Total cash flow from investing activities in the first half of 2002 amounted to EUR 198 million and reflected the sale of our 44.66% interest in Pannon GSM generating a cash inflow of EUR 603 million. Capital expenditure in the first half of 2002 amounted to EUR 480 million.

        Net cash flow from investing activities in the first half of 2001 amounted to a cash outflow of EUR 1,988 million. Capital expenditure amounted to EUR 1,631 million, other investments related to the acquisition of the remaining 50% of BASE of EUR 735 million, including a repayment of an original bank debt of EUR 235 million, and the acquisition of a UMTS license in Belgium for EUR 150 million. Total cash inflow from divesting activities amounted to EUR 719 million, comprising EUR 572 million related to the sale of Vodafone shares and EUR 147 million related to the sale of tangible fixed assets.

Net cash flow from financing activities

        In the second quarter of 2002, an amount of EUR 4.4 billion was redeemed. In June, KPN redeemed EUR 3.3 billion of its Floating Rate Notes and EUR 0.1 billion of other loans due during the second quarter out of its cash position. KPN's funding strategy focuses primarily on further balancing of its debt redemption schedule by repayment of various bonds and loans. To that end, KPN bought back EUR 332 million of Fixed Rate Notes due 2003 via a public tender offer. In addition, EUR 116 million notes due 2003, EUR 125 million notes due 2004 and EUR 140 million of private placements were bought back. KPN also repaid its EIB loan of which EUR 181 million was still outstanding.

        In the first half of 2002, cash flow used in financing activities amounted to EUR 4.8 billion. The main repayment in the first quarter of 2002 related to the repayment of EUR 483 million under the loan facility with BellSouth.

        In the first half of 2001, net cash flow used in financing activities amounted to EUR 435 million, consisting of repayments of Floating Rate Notes of EUR 2 billion, private placements in Japan of EUR 1 billion, and bank debt related to BASE of EUR 235 million. Additionally, cash inflows included a Eurobond issued by KPN of approximately EUR 2.3 billion and a bond issued by KPNQwest, of which EUR 223 million was consolidated by KPN. Finally, E-Plus refinanced its non-recourse project financing. This resulted in a repayment of EUR 1.5 billion (100% share) and a new facility of E-Plus of EUR 2.5 billion (100% share). E-Plus drew EUR 1.9 billion on this facility, of which EUR 1.5 billion was included in KPN's figures.

For more information, please contact:

KPN Investor Relations
G.L.H. Nijman
P.O. Box 30000
2500 GA The Hague
The Netherlands
Tel. +31 70 446 09 86
Fax +31 70 446 05 93
ir@kpn.com
www.kpn.com

Financial calendar:

November 15, 2002
Publication of results for the third quarter of 2002

March 3, 2003
Publication of results for the full year 2002

May 12, 2003
General Meeting of Shareholders
Publication of results for the first quarter of 2003

Dates may be subject to change.

ANNEX TO QUARTERLY REPORT

Statement of Income excluding exceptional items

        The exceptional items are presented and described in the Quarterly report. The following Statement of Income shows the results excluding these exceptional items:

Q2 2002	Q2 2001	Amounts in millions of euros, excluding exceptional items	Half year 2002	Half year 2001
3,083	3,168	Operating revenues	6,007	6,129
-1,989	-2,239	Operating expenses	-3,973	-4,405
1,094	929	EBITDA	2,034	1,724
-574	-609	Depreciation	-1,133	-1,149
-115	-322	Amortization	-224	-623
405	-2	Operating profit/(loss) (EBIT)	677	-48
-317	-348	Financial income/(expenses)	-584	-663
-173	-91	Taxes	-282	-193
1	18	Income from participating interests	-121	28
5	69	Minority interests	6	122
-79	-354	Profit/(loss) after taxes	-304	-754

PRESS RELEASE

Date August 20, 2002
KPN writes down EUR 9 billion on mobile assets	Number
051pe
Generation of free cash flow of EUR 1 billion in the first half 2002

Net result

        Royal KPN recorded a net loss of EUR 9.3 billion in the second quarter of 2002, mainly due to a non-cash impairment, compared with a net loss of EUR 499 million in the corresponding period of 2001. The net loss per share was EUR 3.90 compared with a net loss of EUR 0.41 in the second quarter of 2001.

Exceptional items

        Exceptional items impacted heavily on KPN's net result in Q2. Among other things, the KPN Board of Management decided to write down approximately EUR 9 billion of the company's foreign mobile assets following an impairment test. The write down mainly concerns UMTS licenses and goodwill related to the mobile operators E-Plus in Germany and BASE in Belgium.

        In addition of KPN's 15% interest in Hutchison 3G in the United Kingdom an amount of EUR 1.2 billion has been written off, which is included in the above-mentioned EUR 9 billion.

        Other exceptional items besides the impairment had a negative effect of EUR 154 million on KPN's net result in Q2. These other items concerned mainly KPNQwest's bankruptcy and the related write down in KPN Belgium.

        The impairment does not affect KPN's operational free cash flow*, which improved from a negative EUR 166 million in Q2 of 2001 to a positive EUR 412 million in Q2 of 2002. (Refer to quarterly report KPN second quarter of 2002 page 5 for more details).

Net result excluding exceptional items

        Excluding exceptional items, KPN recorded a net loss of EUR 79 million in the second quarter of 2002, a 78% improvement on the EUR 354 million net loss posted in Q2 of 2001.

Highlights

  •
  The operational result (EBITDA)** increased to EUR 1.1 billion, improvement by 18% compared with Q2 of 2001

  •
  Strongly improved operational free cash flow* of EUR 412 million

  •
  EBITDA margin** increased from 29.3% to 35.5%

  •
  Reduction of FTE's in the Netherlands under collective labour agreement this half year from 29,377 to 23,071

  •
  Net debt has been reduced from EUR 15.4 billion at the end of the first quarter of 2002 to EUR 15.0 billion

  •
  Revenue growth in the core activities: 3%

*
Operational cash flow after capex, interest, taxes and restructuring expenses.

**
Excluding exceptional items.

        CEO Ad Scheepbouwer said: "Our underlying operating results have exceeded expectations and our continuing focus on cash generation is proving highly effective in restoring the fortunes of the company.

        Once more, we have been able to revise positively the outlook for the year as a whole.

        Separately, we have decided to take another critical look at the value of our mobile assets in the current economic environment and actively addressed the industry wide issue of impairment.

        Although we are the first operator to take this view with respect to a continuing mobile business we believe that this is the only sensible course of action."

        The KPN Board of Management expects the following outlook for the full year of 2002 based on the developments during the first half of 2002:

Outlook 2002

Targets Updated	20 March	21 May	20 August
Revenues	Single Digit	Low single digit	Core—further growth
Other—strong decrease
Overall—slight increase
EBITDA	Double Digit	≥12%	≥14%*
Free Cash Flow	Positive	≥€750mn	≥€1.4bn
Capex	€2.2bn	€2.0bn	≤€1.6bn
Net Debt YE '02	€14.9bn	€14.5bn	≤€13.9bn**
Dutch collective labour agreement	—	≤25,000 FTE	≤22,000 FTE

*
Including possible effects of insufficient coverage pension fund (also see page 4).

**
Excluding further proceeds from material non-core asset sales.

Consolidated statement of income

	Excluding exceptional items						Including exceptional items
Figures not audited, amounts in millions of euros	Q2 2002	Q2 2001%		First Half 2002	First half 2001%		Q2 2002	Q2 2001
Revenues	3,083	3,168	-3	6,007	6,129	-2	3,105	3,202
Operating expenses	-1,989	-2,239	-11	-3,973	-4,405	-10	-1,941	-2,268
(EBITDA) Earnings before interest, taxes, depreciation and amortization	1,094	929	18	2,034	1,724	18	1,164	934
Depreciation	-574	-609	-6	-1,133	-1,149	-1	-744	-609
Amortization	-115	-322	-64	-224	-623	-64	-7,379	-504
(EBIT) Operating profit/loss	405	-2		677	-48		-6,959	-179
Financial income and expenses	-317	-348	-9	-584	-663	-12	-317	-316
Taxes	-173	-91	90	-282	-193	46	-795	-91
Income from participating interests	1	18	-94	-121	28	-532	-1,203	18
Minority interests	5	69	-93	6	122	-95	5	69
Profit/loss after taxes	-79	-354	-72	-304	-754	-60	-9,269	-499

Impairment

        The general economic developments, and more specifically, the recent developments in the mobile markets, were the trigger to have a critical look at the existing business plans of KPN's mobile activities. This resulted in new business plans, in line balance with the present situation and prospects. Impairment tests resulted in a non-cash impairment charge and effects on deferred tax assets of approximately EUR 9 billion.

        There is no impairment concerning the carrying value of the assets of KPN Mobile The Netherlands.

        The 15% participation in Hutchison 3G UK is no longer considered as a strategic participation. As a result, Hutchison 3G is no longer valued at net asset value, but at net realisable value. This resulted in a write-off of EUR 1.2 billion, which is included in the above-mentioned EUR 9 billion.

Restructuring

        At year-end 2001, KPN's workforce in the Netherlands consisted of 29,377 full-time equivalents covered by its collective labour agreement plus 1,674 temporary employees. By the end of the second quarter of 2002, these numbers have been reduced to 23,071 and 729, respectively. Of the total reduction, 2,629 was due to outsourcing of non-core activities.

Pension

        Based on the current situation of the coverage of KPN's pension funds, KPN will possibly charge an amount of EUR 125 million to its 2002 Q4 results. This amount is based on the coverage of the pension assets and liabilities as per August 1, 2002. If financial markets do not improve, KPN has to pay an amount of EUR 375 million, to be paid over the period 2003-2005, the first instalment to be paid in 2003. If at year-end 2003, the coverage of the pension fund improves, the obligation to pay the remaining part (EUR 250 million) will cease to exist. The exact amount of the additional pension contribution will be established at December 31, 2002.

Fixed-network services

Amounts in millions of euros, excluding exceptional items	Q2 2002	Q2 2001
Revenues	1,673	1,660
EBITDA	498	453
EBIT	253	217

        Whilst the total minutes of traffic slightly decreased, second-quarter revenues rose by 0.8% compared with the corresponding 2001 period.

        Internet traffic increased by 3.7% in the second quarter of 2002. Offering customers a possibility to dial in via their own ISP (originating Internet access) and the ongoing penetration of broadband connections shifted volumes within the division from business unit Fixed Telephony to Consumer Internet and Media Services (CIMS). The number of paying (active) Internet customers increased from 0.8 million a year ago, to 1.5 million per Q2.

KPN Mobile

Amounts in millions of euros, excluding exceptional items	Q2 2002	Q2 2001
Revenues	1,194	1,086
EBITDA	403	289
EBIT	120	-144

        Total revenues increased by EUR 108 million (up 10%) thanks to higher revenues in the Netherlands, Germany and Belgium and full consolidation of E-Plus from March 13, 2002. The decrease in the total number of customers that started in Q1 continued partly because of the marketing strategy with a stronger emphasis on post-paid subscribers than on prepaid customers. In the second quarter the total number of customers decreased by 175,000, as a result of a decrease in E-Plus, to 13.4 million. The total number of i-mode customers in the Netherlands and Germany reached 67,000 by the end of Q2 and has since passed the 100,000 milestone.

        Compared with Q2 of 2001, the average revenue per user (ARPU) per month increased in Q2 of 2002 from EUR 32 to EUR 33 in the Netherlands and from EUR 21 to EUR 24 in Germany. In Belgium there was a decrease from EUR 23 to EUR 22.

Business Solutions (formerly Data/IP)

Amounts in millions of euros, excluding exceptional items	Q2 2002	Q2 2001
Revenues	497	522
EBITDA	182	146
EBIT	46	-4

        External revenues rose through higher sales by the Integrated Solutions and Managed Applications business lines (which serve mostly large business customers) and through increased sales of ADSL/Mxstream. There were 192,000 subscriptions at the end of June 2002 compared with 62,000 one year earlier. Lower internal revenues, mainly caused by cost cutting operations within KPN, negated the external growth.

Other activities (mainly non core)

Amounts in millions of euros, excluding exceptional items	Q2 2002	Q2 2001
Revenues	347	566
EBITDA	11	41
EBIT	-30	-71

        Revenues of this division, consisting mainly of non core activities, decreased by 39%, in particular because of the deconsolidation of KPNQwest and KPN Lease and lower revenues at Netwerk Bouw (Network Construction).

Safe harbor

        Certain statements contained in this press release constitute forward-looking statements. These statements may include, without limitation, statements concerning future results of operations, the impact of regulatory initiatives on KPN's operations, KPN's and its joint ventures share of new and existing markets, general industry and macro-economic trends and KPN's performance relative thereto, and statements preceded by, followed by or including the words "believes", "expects", "anticipates" or similar expressions. These forward-looking statements rely on a number of assumptions concerning future events and are subject to uncertainties, and other factors, many of which are outside KPN's control, that could cause actual results to differ materially from such statements. A number of these factors are described (not exhaustively) in KPN's Annual Report on Form 20-F for the year ended 31 December 2001.

PRESS RELEASE

— Press release correction —	Date
August 20, 2002
Press release correction	Number
054pe

KPN second-quarter figures for Fixed Network Services and KPN Mobile

        KPN Press Release number 051 dated August 20, 2002 on the company's first-half results contained tables of figures.

        The table for Fixed Network Services incorrectly stated an EBIT figure of EUR 253 million. The correct figure is EUR 287 million.

        The table for KPN Mobile incorrectly stated an EBIT figure of EUR 120 million. The correct figure is EUR 102 million.

Fixed-network services

Amounts in millions of euros, excluding exceptional items	Q2 2002	Q2 2001
Revenues	1,673	1,660
EBITDA	498	453
EBIT	287	217

KPN Mobile

Amounts in millions of euros, excluding exceptional items	Q2 2002	Q2 2001
Revenues	1,194	1,086
EBITDA	403	289
EBIT	102	-144

PRESS RELEASE

Date
August 20, 2002
KPN reviews its position in KPN Belgium	Number
052pe

        The KPN Board of Management announced today that it is reviewing KPN's position in KPN Belgium.

        As explained in the report on the second-quarter 2002 financial results, KPN sees no possibilities for making KPN Belgium independently profitable. KPN is currently holding talks with a number of parties to examine the scope that exists for co-operation in the Belgian market. The company's works council has already been informed of this step.

        KPN Belgium is a wholly-owned subsidiary of KPN. KPN Belgium offers business users a wide range of telecommunications services, including fixed telephony, data/IP, Internet services and international services. The company—now Belgium's second largest operator—has its own fibre-optic network.

PRESS RELEASE

Date
August 19, 2002
Atos Origin takes over KPN Software House	Number
050pe

        Royal KPN and French IT service provider Atos Origin have reached definitive agreement on Atos Origin's takeover of the activities of KPN's Software House. Atos Origin has paid EUR 29 million for the acquisition. The 600 employees of the Software House will join Atos Origin Consultancy & System Integration in the Netherlands. The Software House provides software development and application management services to KPN.

        This is the third transaction between KPN and Atos Origin within a short time. The transactions are part of KPN's disposal of non-core activities and reaffirm KPN's partnership with Atos Origin in the field of ICT services.

        Atos Origin took over KPN's Datacenter (1,400 employees) in October 2001. The two companies reached definitive agreement in May 2002 on Atos Origin's takeover of KPN's Workstation Services (700 employees).

        KPN and Atos Origin will jointly carry out a "Total Cost of Ownership" programme. In this context Atos Origin has given an undertaking to reduce to a structurally lower level the cost of the total package of IT services it provides for KPN.

QuickLinks

SIGNATURES
Quarterly report KPN Second quarter of 2002
SEGMENTATION AND OTHER INFORMATION
CONSOLIDATED KEY FINANCIAL FIGURES
HIGHLIGHTS FOR THE SECOND QUARTER AND FIRST HALF OF 2002
OPERATING RESULTS
FIXED-NETWORK SERVICES
MOBILE COMMUNICATIONS
BUSINESS SOLUTIONS
OTHER ACTIVITIES
BALANCE SHEET AND CASH FLOW INFORMATION
ANNEX TO QUARTERLY REPORT
PRESS RELEASE
PRESS RELEASE
PRESS RELEASE
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